SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A
Publicly-held Company
CVM n° 1771-0
C.N.P.J. n° 02.558.074/0001-73
N.I.R.E 35.300.158.792

A N N O U N C E M E N T

Telesp Celular Participações S.A. (“TCP”), the controlling shareholder of the Personal Communication Service (PCS) operators, Telesp Celular S.A. and Global Telecom S.A., operating in the States of São Paulo, Paraná and Santa Catarina communicates that a press conference was held today to announce the Launch Campaign of its new brand – “Vivo”, which will be used collectively with the other Brazilian operators controlled by the Joint Venture between Portugal Telecom and Telefónica Móviles.

The launch of the brand Vivo represents the consolidation of the largest mobile telephony operation in South America, made up of the operators controlled by TCP, Tele Sudeste Celular Participações S/A, Tele Leste Celular Paticipações S/A, and Celular CRT Participações S/A. After the acquisition of Tele Centro Oeste (“TCO”), which is undergoing an approval process at ANATEL (Brazilian Telecommunications Agency) and CADE (Brazilian Antitrust Authority), Vivo will have over 17 million customers, around 10% of the Brazilian population and almost 3 times more subscribers than the second largest competitor in Brazil, with net operating revenues of approximately R$ 9 billion in 2002.

Vivo will be present as a unique brand in 19 States and the Federal District, covering 86% of the Brazilian territory, an area of approximately 7 million square kilometers, reaching 73% of the population, representing about 83% of the Brazilian GDP and around 48% of the cellular market in Brazil.

The launch of Vivo represents simultaneously the confirmation of the technological option for CDMA, technology on which third generation services are based worldwide, with the best performance for voice and data transmission, as well as new products and services without the need for additional frequency bands. Vivo already offers access to data services through the 1XRTT CDMA system, with speeds of up to 144 kbps.

For further promotional information, please visit the operators’ web sites. For TCP: www.telespcelular.com.br.

São Paulo, April 8, 2003.

Maria Paula Canais
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.